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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3 )

Nestor, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

641074505

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[]	Rule 13d-1(c)
[]	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 641074505

Person 1
1.	(a) Names of Reporting Persons. DG Capital Management, Inc.
(b) Tax ID 04-332-4465

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) []
(b) []

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 1,384,536

6. Shared Voting Power 0

7. Sole Dispositive Power 1,384,536

8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,384,536

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 6.8%

12.	Type of Reporting Person (See Instructions)

IA

Item 1.
	(a)	Name of Issuer Nestor, Inc.
	(b)	Address of Issuer's Principal Executive Offices
42 Oriental St, Providence, RI 02908

Item 2.
	(a)	Name of Person Filing DG Capital Management, Inc.
	(b)	Address of Principal Business Office or, if none, Residence 260 Franklin St, Suite 1600, Boston, MA 02110
	(c)	Citizenship Massachusetts
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 641074505

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[X]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	[]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	[]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	[]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[]	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.		Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 1,384,536
	(b)	Percent of class: 6.8%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 1,384,536
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 1,384,536
		(iv)	Shared power to dispose or to direct the disposition of 0

Person 2
	1.	(a) Names of Reporting Persons. Manu P. Daftary
(b) Tax ID

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a)	[]
		(b)	[]

	3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

	4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 1,552,161

6. Shared Voting Power 0

7. Sole Dispositive Power 1,552,161

8. Shared Dispositive Power 0

	9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,552,161

	10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	11.	Percent of Class Represented by Amount in Row (9) 7.6%

	12.	Type of Reporting Person (See Instructions)

IN

Item 1.
	(a)	Name of Issuer Nestor, Inc.
	(b)	Address of Issuer's Principal Executive Offices
42 Oriental St, Providence, RI 02908

Item 2.
	(a)	Name of Person Filing Manu P. Daftary
	(b)	Address of Principal Business Office or, if none, Residence 260 Franklin St, Suite 1600, Boston, MA 02110
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 641074505

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	[]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	[X]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	[]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[]	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.		Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 1,552,161
	(b)	Percent of class: 7.6%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 1,552,161
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 1,552,161
		(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Various persons, as investment advisory clients of DG Capital Management, Inc., have the right to receive or the power to direct the receipt of dividends from, or the proceeds from th sale of, the common stock of the Issuer. To the knowledge of DG Capital Management, Inc., no one such person's interest in the common stock of the Issuer is more than five percent of the total outstanding common stock of the Issuer.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2007
Date

Manu P. Daftary
Signature

President
Name/Title

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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